UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 21, 2006**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Maryland Standard Offer Service

Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company ("DPL"), each a subsidiary of Pepco Holdings, Inc. ("PHI"), are the providers of Standard Offer Service ("SOS") at market rates to their respective Maryland delivery customers who do not choose another electricity supplier. The electricity required by Pepco and DPL to supply SOS is obtained under contracts entered into by each company pursuant to a competitive bidding process. Based upon the bids received for the June 1, 2006, through May 31, 2007 period, which have been accepted by each company and approved by the Maryland Public Service Commission ("MPSC"), the new SOS rates scheduled to take effect on June 1, 2006 will be significantly higher for all customer classes of each company, including an average increase of 39% for Pepco's residential customers and 35% for DPL's residential customers.

On April 21, 2006, the MPSC approved a settlement agreement among Pepco, DPL, the staff of the MPSC and the Maryland Office of People's Counsel which provides for a rate mitigation plan for the residential customers of each company. Under the plan, the full increase for each company's residential customers who affirmatively elect to participate will be phased-in in increments of 15% on June 1, 2006, 15.7% on March 1, 2007 and the remainder on June 1, 2007. Customers electing to participate in the rate deferral plan will be required to pay the deferred amounts over an 18-month period beginning June 1, 2007. Both Pepco and DPL will accrue the interest cost to fund the deferral program as part of the deferred balance. The interest cost will not be charged to customers, and instead will be absorbed by Pepco and DPL, during the period that the deferred balance is accumulated and collected from customers, through an offset from the margins that the companies otherwise would earn for providing SOS to residential customers. Below is a table showing the estimated maximum Maryland deferral balances for Pepco and DPL, net of taxes, and the estimated total interest expense, net of taxes, at various levels of assumed customer participation based on a projected interest cost of 5% accrued over the combined 30-month deferral and recovery period. While each of Pepco and DPL cannot determine its final customer participation rate at this time, each expects that its participation rate will be below 100%.

Pepco

Customer Participation Rate	Estimated Maximum Deferral Balance, Net of Taxes (millions)	Estimated Total Interest Expense, Net of Taxes (millions)
100%	$72	$3
75%	$54	$2
50%	$36	$2
25%	$18	$1

<u>DPL</u>

Customer Participation Rate	Estimated Maximum Deferral Balance, Net of Taxes (millions)	Estimated Total Interest Expense, Net of Taxes (millions)
100%	$22	$1
75%	$16	$1
50%	$11	$-
25%	$ 5	$-

<u>Delaware Standard Offer Service</u>

As more fully described in PHI's Form 8-K, dated April 7, 2006, Delaware has enacted legislation that provides for a phase-in of SOS rate increases to assist DPL's residential and small commercial customers in adjusting to the impact of rising energy prices. The program is an "opt-out" program where a customer can choose not to participate. On April 17, 2006, DPL filed with the Delaware Public Service Commission tariffs implementing the legislation. On April 21, 2006, DPL filed revised tariffs reflecting DPL's agreement not to charge customers with interest on deferred balances. Below is a table showing the estimated maximum Delaware deferral balance of DPL, net of taxes, and the estimated total interest expense, net of taxes, at various levels of assumed customer participation, based on a projected interest cost of 5% accrued over the combined 37-month deferral and recovery period. While DPL cannot determine the final customer participation rate at this time, it expects that the participation rate will be below 100%.

Customer Participation Rate	Estimated Maximum Deferral Balance, Net of Taxes (millions)	Estimated Total Interest Expense, Net of Taxes (millions)
100%	$65	$4
75%	$49	$3
50%	$32	$2
25%	$16	$1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   April 25, 2006   /s/ JOSEPH M. RIGBY
                             Name: Joseph M. Rigby
                             Title: Senior Vice President and
                                       Chief Financial Officer